Filed by: Kraft Foods Group, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Kraft Foods Group, Inc.

Commission File No.: 001-35491

Form S-4 File No.: 333-203364

The following is the text of a document sent to participants in certain Kraft Pensions and Savings Plans on June 23, 2015.

Kraft Canada Inc. Pension and Savings Plans including Optional Pension Plan (“OPP”), Employee Savings Plan (“ESP”), Defined Contribution Pension Plan (“DCPP”), Non-Registered Savings Plan (“NREG”) and Group Registered Retirement Savings Plan (“GRRSP”)

This document constitutes part of a prospectus covering securities that have been registered under the Securities Act of 1933.

Notice Regarding Changes Affecting The Kraft Foods Group Stock Fund

On March 24, 2015, Kraft Foods Group, Inc., a Virginia corporation, which we refer to as Kraft, entered into an Agreement and Plan of Merger, which we refer to as the merger agreement, with H.J. Heinz Holding Corporation, a Delaware corporation, which we refer to as Heinz, and two wholly-owned subsidiaries of Heinz, Kite Merger Sub Corp., a Virginia corporation, and Kite Merger Sub LLC, a Delaware limited liability corporation. Under the terms of the merger agreement, in a series of transactions, Kraft will merge with and into a subsidiary of Heinz. At the closing of the merger, Heinz will be renamed “The Kraft Heinz Company.”

Upon the completion of the merger, each share of Kraft common stock issued and outstanding immediately prior to the effective time of the merger will be converted into the right to receive one share of common stock of The Kraft Heinz Company, which we refer to as Kraft Heinz. In addition, prior to the effective time of the merger, Kraft will declare a special cash dividend of $16.50 per share of Kraft common stock to shareholders of Kraft, including the Kraft Canada Inc. Pension and Savings Plans, as of a record date immediately prior to the closing of the merger. As the special cash dividend will be paid only if the merger closes, Kraft shareholders will not receive the special cash dividend unless and until the merger closes.

Based upon the estimated number of shares of Kraft and Heinz common stock that will be outstanding immediately prior to the closing of the merger, it is anticipated that, upon closing, existing Heinz shareholders will hold approximately 51% of the outstanding shares of Kraft Heinz common stock and former Kraft shareholders will own approximately 49% of the outstanding shares of Kraft Heinz common stock, in each case on a fully diluted basis. Kraft has concluded that shareholders will not have appraisal rights under the Virginia Stock Corporation Act with respect to the merger.

The proposed merger is described in detail in the proxy statement/prospectus, dated June 2, 2015, which we refer to as the “proxy statement/prospectus.” The proxy statement/prospectus also contains or references information about Kraft and Heinz and certain other matters. The proxy statement/prospectus has been sent to all participants in the Kraft Foods Group Stock Fund as of May 13, 2015, which is the record date for determination of Kraft shareholders entitled to receive notice of, and to vote at, the special meeting of Kraft shareholders described below, and any adjournments or postponements of the special meeting. We urge you to read the proxy statement/prospectus carefully. In particular, you should read the “Risk Factors” section beginning on page 29 of the proxy statement/prospectus for a description of the risks you should consider in evaluating the proposed transaction and how it will affect you. The summary above is qualified in all respects by reference to the proxy statement/prospectus.

The obligations of Kraft and Heinz to complete the merger are subject to the satisfaction or waiver of the conditions set forth in the merger agreement, a copy of which is included as Annex A to the proxy statement/prospectus.

As described in the proxy statement/prospectus, a special meeting of Kraft shareholders will be held on July 1, 2015 at 8:00 a.m., CDT, at 353 North Clark Street (45th Floor), Chicago, Illinois. At the special meeting, Kraft shareholders will be asked to vote on (i) a proposal to approve the merger agreement, which we refer to as the merger proposal; (ii) a proposal to approve, by non-binding advisory vote, the compensation that may become payable to Kraft’s named executive officers in connection with the merger, which we refer to as the compensation proposal; and (iii) a proposal to approve one or more adjournments of the special meeting, if necessary or appropriate, including adjournments to permit further solicitation of proxies in favor of the proposal to approve the merger agreement, which we refer to as the adjournment proposal.

After careful consideration, the Kraft board of directors has unanimously (i) determined that the merger agreement, the merger and the other transactions contemplated by the merger agreement are fair to and in the best interests of Kraft and its shareholders, (ii) approved and declared it advisable that Kraft enter into the merger agreement, and (iii) adopted the merger agreement, the merger and the transactions contemplated thereby. Accordingly, the Kraft board of directors unanimously recommends that Kraft shareholders vote “for” the merger proposal, “for” the compensation proposal and “for” the adjournment proposal.

In considering the recommendation of the Kraft board of directors, you should be aware that the directors and executive officers of Kraft will have interests in the merger that are different from, and in addition to, the interests of Kraft shareholders generally. See the section entitled “Financial Interests of Kraft’s Directors and Executive Officers in the Merger” beginning on page 220 of the proxy statement/prospectus.

Voting rights with respect to the special meeting will be passed through to you. The trustee will send you the necessary voting forms and instructions. You can then direct the trustee how to vote (including not to vote) the shares of Kraft common stock attributable to your interest in the Kraft Foods Group Stock Fund. If you provide no such direction, the trustee will vote the shares attributable to your interest in the same proportion on each matter as it votes shares attributable to the interests of participants who provided directions.

As a result of the transaction, all shares of Kraft common stock held in the Kraft Foods Group Stock Fund will be converted into shares of Kraft Heinz common stock. In addition, a Kraft Heinz Stock Fund will be added to the investment funds under the Kraft Canada Inc. Pension and Savings Plans, and the Kraft Foods Group Stock Fund will be eliminated. In connection with the transaction, your existing election to have future contributions invested in the Kraft Foods Group Stock Fund will automatically be canceled. Unless you make an election to have your contributions allocated to another available fund, contributions previously designated for the Kraft Foods Group Stock Fund will be invested in your Default Investment Fund. The Default Investment Fund option for the Kraft Canada Inc. Pension and Savings Plans is the BlackRock LifePath® Index Target Date Fund with the target retirement date closest to the year you will turn age 65. At this time, you may not allocate contributions to the Kraft Heinz Stock Fund. Subject to compliance with applicable law, including, among other things, the filing of a registration statement with the Securities and Exchange Commission, the Kraft Heinz Stock Fund may become available for contributions after completion of the merger. This communication does not constitute an offer to sell Kraft Heinz common stock pursuant to contributions to the Kraft Heinz Stock Fund in the Kraft Canada Inc. Pension and Savings Plans or the solicitation of offers to purchase Kraft Heinz common stock through such contributions. Any such offers or solicitations, if made, will be made only pursuant to an effective registration statement filed under the Securities Act of 1933, as amended, and a document or documents constituting a prospectus covering securities that have been so registered.

As the trustee will reinvest the special cash dividend by purchasing shares of Kraft Heinz common stock in the public trading markets, the price at which shares of Kraft Heinz common stock will be purchased for the Kraft Heinz Stock Fund will be based upon prevailing market prices. It is anticipated that Kraft Heinz common stock will be listed and traded on NASDAQ under the symbol “KHC.”

Forward-Looking Statements

Certain of the matters discussed in this communication constitute “forward-looking statements” within the meaning of the Securities Act of 1933 and the Securities Exchange Act of 1934, both as amended by the Private Securities Litigation Reform Act of 1995. Words such as “will,” “expect,” “access,” “continue” or the negative of such terms or other variations thereof and words and terms of similar substance used in connection with any discussion of future plans, actions, or events identify forward-looking statements. These forward-looking statements include, but are not limited to, statements regarding the proposed merger.

There are a number of risks and uncertainties that could cause actual results to differ materially from the forward-looking statements included in this communication. For example, the expected timing and likelihood of completion of the proposed merger, including the timing, receipt and terms and conditions of any required governmental and regulatory approvals of the proposed merger that could reduce anticipated benefits or cause the parties to abandon the transaction, the ability to successfully integrate the businesses, the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement, the possibility that Kraft shareholders may not approve the merger agreement, the risk that the parties may not be able to satisfy the conditions to the proposed transaction in a timely manner or at all, risks related to disruption of management time from ongoing business operations due to the proposed transaction, the risk that any announcements relating to the proposed transaction could have adverse effects on the market price of Kraft’s common stock, and the risk that the proposed transaction and its announcement could have an adverse effect on the ability of Kraft and Heinz to retain customers and retain and hire key personnel and maintain relationships with their suppliers and customers and on their operating results and businesses generally, problems may arise in successfully integrating the businesses of the companies, which may result in the combined company not operating as effectively and efficiently as expected, the combined company may be unable to achieve cost-cutting synergies or it may take longer than expected to achieve those synergies, and other factors. All such factors are difficult to predict and are beyond our control. We disclaim and do not undertake any obligation to update or revise any forward-looking statement in this communication, except as required by applicable law or regulation.

Additional Information and Where to Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. This communication may be deemed to be solicitation material in respect of the proposed transaction between Kraft and Heinz. In connection with the proposed transaction, Heinz filed a registration statement on Form S-4, containing a proxy statement/prospectus (as amended, the “S-4”) with the Securities and Exchange Commission (“SEC”). The registration statement was declared effective by the SEC on June 2, 2015 and the definitive proxy statement/prospectus has been mailed to stockholders of Kraft. This communication is not a substitute for the registration statement, definitive proxy statement/prospectus or any other documents that Heinz or Kraft has filed with the SEC or sent to shareholders in connection with the proposed transaction. SHAREHOLDERS OF KRAFT ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE PROXY STATEMENT/PROSPECTUS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.

Investors and security holders may obtain copies of the S-4, including the proxy statement/prospectus, and other documents filed with the SEC free of charge at the SEC’s website, http://www.sec.gov. Copies of documents filed with the SEC by Kraft will be made available free of charge on Kraft’s website at http://www.kraftfoodsgroup.com/. Copies of documents filed with the SEC by Heinz will be made available free of charge on Heinz’s website at http://www.heinz.com/.

Participants in Solicitation

Kraft and its directors and executive officers, and Heinz and its directors and executive officers, may be deemed to be participants in the solicitation of proxies from the holders of Kraft common stock in respect of the proposed transaction. Information about the directors and executive officers of Kraft is set forth in the proxy statement for Kraft’s 2015 Annual Meeting of Shareholders, which was filed with the SEC on March 18, 2015. Information about the directors and executive officers of Heinz is set forth in the definitive proxy statement/prospectus. Investors may obtain additional information regarding the interests of such participants by reading the definitive proxy statement/prospectus regarding the proposed transaction. You may obtain free copies of these documents as described in the preceding paragraph.

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